UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-42424

TNL Mediagene

23-2 Maruyamacho	4F., No. 88, Yanchang Rd.
Shibuya-ku, Tokyo 150-0044	Xinyi District
Japan	Taipei City 110
+81-(0)3-5784-6742	Taiwan
+866-2-6638-5108

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Explanatory Note

On December 23, 2025, TNL Mediagene (the “Company”) has been notified by the Nasdaq Hearings Panel (the “Panel”) of The Nasdaq Stock Market LLC (“Nasdaq”) that the Company’s request for continued listing on The Nasdaq Capital Market has been granted, subject to the following:

On or before January 7, 2026, the Company must demonstrate compliance with the Listing Rule 5550(a)(2) (the “$1 Bid Price Rule”). It is a requirement during the exception period that the Company provide prompt notification of any significant events that occur during this time that may affect the Company’s compliance with Nasdaq requirements. This includes, but is not limited to, any event that may call into question the Company’s ability to meet the terms of the exception granted. The Panel reserves the right to reconsider the terms of this exception based on any event, condition or circumstance that exists or develops that would, in the opinion of the Panel, make continued listing of the Company’s securities on Nasdaq inadvisable or unwarranted.

The decision was made by the Panel following a hearing held on December 16, 2024, during which the Company presented its plan (including the reverse share split as described in the Company’s Report of Foreign Private Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission on December 19, 2025) to regain compliance with the $1 Bid Price Rule. In the meantime, the Company will continue to be listed and its shares will continue to be traded on Nasdaq, pending a final written decision by the Panel after January 7, 2026.

On November 13, 2025, the Company filed a request for a hearing before the Panel to present its financial and operational data and compliance plan with the applicable listing requirements. This request was due to a staff determination letter (the “Determination Letter”) on November 6, 2025 from the staff of the Listing Qualifications Department of Nasdaq notifying the Company of the staff’s determination to delist the Company’s securities from The Nasdaq Capital Market due to the Company’s failure to regain compliance with the $1 Bid Price Rule, following the 180 calendar day compliance period. On November 13, 2025, the Company received a letter from Nasdaq granting the appeal and scheduling the hearing by the Panel for December 16, 2025.

A copy of the press release regarding the grant of the Company’s request for continued listing subject to these conditions is furnished herewith as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

Exhibit No.	Description of Exhibits
99.1	Press Release by TNL Mediagene dated December 24, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNL Mediagene.

Date: December 24, 2025	By:	/s/ Tzu-Wei Chung
		Name:	Tzu-Wei Chung
		Title:	Chief Executive Officer

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